SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EARNINGS RELEASE

1st QTR2017

TIMP3
NOVO MERCADO
BM&FBOVESPA

TIM
Evoluir é fazer diferente

2017 FIRST QUARTER RESULTS

HIGHLIGHTS

Customer base transformation towards value continues

•

#1 in postpaid net additions (1Q17): 418 thousands new subs (ex-M2M and modem)

•

25% of postpaid penetration over user base in March (up from 20% in 1Q16)

•

ARPU up 11% YoY, fifth consecutive quarter of growth

Solid leadership in 4G coverage

•

4G coverage expanding to 1,322 cities: reaching 75% of urban population

•

Additional Capacity on 4G: freeing 10MHz on 1.8GHz refarming to improve quality and speed

Data revenues representing more than half of Mobile Service Revenues (MSR)

•

4G users reached 19.7 million lines (+115% YoY), reaching 32% of total base

•

VAS ARPU accelerating growth to +34% YoY, and reaching ~R$10

•

Innovative Revenues up 31% YoY, driving Data Services to represent 52% of MSR

Back to positive growth in top line and robust EBITDA performance

•

Mobile Service Net Revenues at +3.7% YoY

•

Business Generated Net Revenues accelerated to +6.3% YoY from +0.9% YoY in 4Q16

•

Normalized¹ EBITDA was up 8.7% YoY, accelerating vs. 4Q16 (+5.8% YoY) with solid performance in service revenues and opex under control

•

For the 14th consecutive quarter Normalized¹ EBITDA Margin expanded, reaching 32.0% up 181 bps

•

Normalized¹ EBIT up 8.4% YoY, after two years of negative performance

Conference Call in English:

Conference Call in Portuguese:

April 28th , 2017, at:

April 28th , 2017, at:

11:30 AM Brasília time

09:30 AM Brasília time

10:30 AM US EDT

08:30 AM US EDT

Tel.: +1 888 700-0802 (US)

Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil)                       +55 11 3193-1001 or +55 11 2820-4001 (Brazil)                                    Code: TIM

       +1 786 924-6977 (other countries)

Code: TIM

FINANCIAL PERFORMANCE

OPERATING REVENUES

Net Revenues totaled R$3,951 million in 1Q17, rising 2.5% YoY to confirm the recovery trend and the company industrial plan. This result was driven by Mobile Service Net Revenues that grew 3.7% YoY, mostly impacted by “business generated” (Outgoing + VAS) sound result of 6.3% YoY growth, best result since 2Q14. Innovative revenues grew above 30% YoY and more than compensated the fast reduction of voice services, slow macroeconomic recovery, negative impact of MTR and fixed business performance.

Net Revenues breakdown and other highlights:

As expected, Service Revenues accelerated in its recovery trajectory and results are back to the positive field with 3.5% growth versus 1Q16. Same trend is observed in Mobile Service Revenues (MSR) that rose 3.7% YoY, reaching R$3,565 million, which represents the best result since 3Q13.

Usage and Monthly Fee Revenues ended 1Q17 down by 10.6% YoY, reaching R$1,070 million. This revenue stream is impacted by the migration from voice towards data and will continuously change its dynamic following TIM introduction of content services into bundled offers (voice + data). Minutes of Use (MOU) came at 107 minutes for 1Q17, presenting an expected reduction when compared to 119 minutes in 1Q16.

Value Added Services (VAS) Revenues performance was the highlight of the quarter, rising 24.9% YoY, the best result for this metric since 2Q13. As a consequence of this speed up in growth pace, VAS ended 1Q17 representing 51.9% of MSR. Innovative Revenues (connectivity services + content & other VAS) rose approximately 31% YoY confirming its relevance for the turnaround. VAS revenues should increase even more its relevance in coming quarters, as bundled offers (voice + data) accelerate their penetration over the customer base and content becomes even more embedded in these offers.

With customers having larger data allowances, BOU (bytes of use) rose 56% in 1Q17 when compared to 1Q16, due to the company’s effort to switch customers to 4G technology and increase smartphone penetration to drive innovative revenues growth.

In 1Q17, Long Distance revenues were down by 24.6% YoY as the commoditization process speeds up. Long Distance services are the most impacted line of traditional revenues, due to the exposure to the voice-data migration.

Interconnection Revenues dropped 23.6% YoY in 1Q17. Even with incoming traffic growing for the fifth consecutive quarter, Mobile Termination Rate (MTR) tariff reduction still drives the mechanics of this line together with SMS usage decline. Interconnection relevance will reduce more during 2017 as the VU-M cut of c.45% has its impact fully accounted. In the first quarter, as usual, there was a partial impact with the cut happening during February.

As expected, MTR incidence on Net Service Revenues renewed its lowest level at 5.1%, as a consequence of the ongoing MTR cut. Excluding the MTR cut effects, Mobile Service Revenues would have grown 7.0% to R$3,677 million instead of a 3.7% decrease.

Other Mobile Revenues were up 67.2% YoY in 1Q17. This was an ongoing trend during last year and is mainly driven by an increase in network sharing revenues.

ARPU (Monthly Average Revenue Per User) closed 1Q17 at R$19, rising 10.9% YoY, fifth consecutive quarter with solid growth.  ARPU from Value Added Services posted its best historical result, a sound growth of 33.5% YoY, confirming VAS as the driver for revenues improvement. This result reflects the company efforts to improve the new portfolio penetration, which is responsible for bringing higher value customers in all segments, mostly postpaid and controle.

Fixed Services Net Revenues were down 1.2% YoY, as comparison base becomes tougher after two years of solid growth.

Product Net Revenues were down 12% YoY in the first quarter, decelerating the reduction pace, and again with a better margin (product revenues - COGS) due to the change in handset strategy that focus more on value rather than volume. The average price of the handsets sold increased 21% in 1Q17 as the company consolidates its strategy. Despite all macroeconomic headwinds and FX volatility, smartphone penetration kept increasing and reached 74% of total base in Feb/17 (vs. 69% in Mar/16). The foreseen recovery of the Brazilian economy might create a positive effect for the handset business in 2017.

OPERATING COSTS AND EXPENSES

Total Normalized Opex stood flat (-0.1%) when compared to 1Q16 despite a stronger commercial effort and a robust network expansion. Excluding Cost of Goods Sold, Normalized Opex was up 2% YoY (vs. 12M inflation of 4.6%) still showing the ability of the company to control costs and confirming the trend described in the Strategic Plan released in February/17.

Performance detailing for Normalized Expenses and Costs:

In 1Q17, Normalized Personnel fell 18.0% YoY as a result of a lower base of employees after the 2016 lay-off programs (# of employees: 12,297 in 1Q16 vs. 9,687 in 1Q17). This first quarter still carries effects related to the lay-offs of 2016, so 1Q17 is normalized in R$ 0.1 million for temporary effects.

Commercial expenses increased by 0.8% vs. 1Q16. This performance was driven by (i) growing commissioning expenses due to strong postpaid adds and MNP numbers, (ii) acceleration of advertising expenses after the launch of a new prepaid campaign and (iii) a significant reduction in Fistel fees counterbalancing the other two drivers.

Network & Interconnection (ITX) costs were up 6.6% YoY. This increase is a consequence of (i) network continuous expansion (+55% YoY in 4G sites and +18% YoY in 3G sites), (ii) sharing costs that accelerated together with the same line in revenues and (iii) increase of VAS providers’ costs (+18.4% YoY) following the introduction of embed VAS in all plans. The combined effect overtook the positive impacts of the already mentioned MTR cut, and the registration of Anatel’s Resolution 639. Excluding VAS providers’ cost, Network & ITX would have gone up by 4.9% YoY.

In the first quarter, General and Administrative (G&A) expenses came almost flat (+0.5%) YoY still being benefited by the Efficiency Plan.

COGS was down 20.5% when compared to 1Q16, following a similar trend described for product revenues. As mentioned earlier, handset sales volume posted a decline of more than 30% YoY. Products margin (handset revenues – COGS) was positive in R$5mln, showing subsidy utilization is rational regardless of the expansion in postpaid acquisition.

Bad Debt expenses were down 9% YoY, despite a solid growth in postpaid base (+13% YoY). This performance helped TIM sustaining a healthy level of Bad Debt as a percentage of Gross Revenues at 1.2% (vs. 1.2% in 1Q16).

Other Operational Expenses were up 41.2% YoY to R$108 million, significantly impacted by provisions for contingencies related to civil processes. More details in note 30 of the financial statements.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + total advertising expenses) came at R$34.3 per gross addition in this first quarter, an increase of  20% YoY, due to an higher commissioning expenses (higher postpaid mix in the gross adds) and advertising expenses (launch of the new prepaid campaign).

Regardless of the SAC rise, SAC/ARPU ratio (indicating the payback per customer) stood at a healthy level of 1.8 months, slightly higher than 1Q16 (1.7x).

FROM EBITDA TO NET PROFIT

EBITDA

Normalized EBITDA (excluding temporary costs in 1Q16 and 1Q17) accelerated the positive trend started in 3Q16 and grew 8.7% YoY this quarter. Such positive results can be explained by (i) the consistent improvement in our service revenues performance, (ii) a better first margin contribution as data revenues overtake voice and (iii) the ongoing efforts on the cost side, which help us to maintain our OPEX under control.

Detailing the aforementioned impact of Data, a more pronounced participation of VAS revenues – which reached 52% of Mobile Service Net Revenues this quarter – is fostering EBITDA expansion while driving Normalized EBITDA margin up yearly, reaching 32.0% in 1Q17. This represents a solid increase of 181 bps when compared to the same quarter last year.

It is also important to highlight that MTR incidence on Normalized EBITDA fell once more, reaching its lowest level in 1Q17, below 2%. If we exclude the MTR cut effects, normalized EBITDA would have increased 9.2% YoY in 1Q17 instead of 8.7%.

D&A / EBIT

Depreciation and Amortization were up 8.7% YoY in 1Q17 as a result of higher network equipment depreciation and higher software amortization following our Capex deployment intensification in past years. Nonetheless, the slowdown of D&A growth rate and the solid results at the EBITDA level enabled Normalized EBIT to increase 8.4% YoY in 1Q17, the first positive yearly comparison result since 4Q14. Reported EBIT posted a growth of 29.5%.

NET FINANCIAL RESULT

Net Financial Result came negative in R$103 million in 1Q17 versus an also negative result of R$69 million in 1Q16. Such performance is a consequence of the decrease in financial income explained by a lower cash position and CDI rate (main benchmark for cash investments), together with the lower effect of derivatives value (Mark-to-Market effect).

INCOME AND SOCIAL CONTRIBUTION TAXES

Income and Social Contribution totaled R$39 million in 1Q17. This line, however, posted a relevant increase when compared to same quarter of last year due to a significantly lower comparison base in 1Q16. Last year’s figure was boosted by a reduction in the tax base caused by the increase of the regional tax incentives (SUDAM/SUDENE). Even though, 1Q17 Effective Tax rate closed at 22.6%.

NET INCOME

Net Income came at R$132 million, a growth of 3.3% when compared to R$128 million in 1Q16. EPS (Earnings per Share) stood flat when compared to 1Q16 at R$0.05.

CAPEX

Capex totaled R$669 million in 1Q17, a decrease of 5.8% when compared to 1Q16 following the investments cycle which peaked in 2015 and start descending from this level. It’s worth highlighting that approximately 80% of the total Capex was dedicated to infrastructure in the period, mainly related to 3G and 4G technologies. It’s also important to highlight that Capex as a percentage of Sales is returning to healthier levels, reaching 16.9% in 1Q17 when compared to 18.4% in 1Q16.

Nevertheless, the Company expects to accelerate CAPEX throughout the year reaching its guidance of ~R$4bln, as the LTE@700MHz rollout accelerates and projects approved in the first quarter start to be deployed.

DEBT AND CASH

Gross Debt reached R$8,433 million by the end of 1Q17, including (i) leasing recognition in a total value of R$1,610 million related to towers leaseback, LT Amazonas project, and other financial leasing; and (ii) hedge position in an amount of R$121 million (reducing gross debt). When compared to the same period last year, gross debt had an increase of 7.3%.

Company's debt is concentrated in long-term contracts (85% of the total), composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank), as well as borrowings from other top international financial institutions.

In 1Q17, approximately 15% of total debt was denominated in foreign currency (USD), and was 100% hedged in local currency. Average debt cost without leasing was 12.03% vs. 12.49% in 1Q16.

Cash position totaled R$4,061 million by the end of the first quarter 2017, a decrease vs. R$5,608 million on December/2016. It’s worth highlighting that this quarter, the Company anticipated the payment of one particular debt with higher cost and had the disbursement of two installments related to the 700MHz frequency clean-up, following Anatel’s auction requirement.

Average cash yield without FX fund fell to 12.82% in 1Q17 when compared to 14.37% in 1Q16 following the reduction of Selic interest rate.

Main movements that affected cash and securities in the quarter are demonstrated as follow:

In 1Q17, the Company decided to liquidate its position in an investment fund in foreign exchange which was basically composed by highly liquid public securities. The investment was intended to reduce foreign exchange risk on payments made to suppliers and the decision was based on the recent relevant decrease in FX volatility and new macroeconomic scenario.

Net Debt/EBITDA ratio reached 0.82x at 1Q17 when compared to 0.67x in 1Q16. As a consequence of 700MHz clean up payment already commented, net debt increased to R$4,372 million by the end of 1Q17 when compared to R$3,476 million same period of last year.

FREE CASH FLOW

Reported Operating Free Cash Flow came negative at R$1,354 million in 1Q17, a 7.2% YoY improvement when compared to a negative R$1,459 million in 1Q16, despite the disbursement of R$859 million related to 700MHz clean-up costs this quarter. Excluding such payment, OFCF would have improved by 66% YoY. A positive combination of higher EBITDA and lower CAPEX expenditures, coupled with a better working capital position in R$781 million – due to lower handset suppliers’ obligations – also helped the Company to achieve a better cash flow this quarter.

QUALITY AND NETWORK

QUALITY DEVELOPMENTS

On the last 12 months – considering official data disclosed by Anatel until January/17 and internal estimates from February/17 to March/17 – TIM kept its solid performance in all quality metrics.  The acceleration of the implementation rollout and activation of 4G sites, together with the intensification of the 1.8GHz refarming project, however, generated instabilities throughout 1Q17 that ended up impacting the national average data indicators. Optimization actions were taken to adapt such elements to the new network scenario.

Instant Speed & Average Speed: Regarding Anatel’s metrics for instant speed (SMP10) and average speed (SMP11), we highlight a slight improvement on the first two months of 2017 for both indicators when compared to the previous quarter. It’s also important to notice that both indicators remain above the Agency’s target, supporting a positive customer experience for data usage in a scenario of strong data traffic increase (+62% YoY in Mar/17). Such results continue to indicate the strong resilience of our network.

In addition to Anatel’s official KPIs, figures from Speed Test (measured by Ookla1) also illustrate the ongoing improvements on TIM’s network, especially when it comes to data usage. The recent Capex intensity cycle – which peaked in 2015 and begun to descend over 2016 – enabled the Company to achieve significant results in terms of throughput (both downlink and uplink) and latency.

NETWORK EVOLUTION

In 1Q17, TIM was able to improve all the quality metrics and provide better customer experience, in both 4G and 3G technologies, and maintained its leadership in cities covered with 4G. Quality combined with coverage is fundamental to attract and maintain value customer base as the company evolves mainly in postpaid segment.

TIM continue with its strong commitment with coverage, capacity and quality that are the main focus of network, with almost 80% of total CAPEX dedicated to infrastructure in 1Q17, to support total data traffic that grew 62% compared to 1Q16. Sites densification, hetnet coverage expansion, frequency refarming and carrier aggregation were the main network projects to support this growth with high quality.

The hetnet project reached 3.9 thousand hotspots in the entire country, an increase of 25% when compared to 1Q16.

TIM kept its leadership in cities covered with 4G technology, reaching 1,322 cities or 75% of urban population in the country, an increase of more than 200% in the number of cities covered when compared to 1Q16. TIM used spectrum refarming to achieve this sound 4G implementation results and is freeing an additional 5MHz slot to improve 4G capacity. The project uses the 1,800MHz band and reorganizes the frequency usage according to the spectrum availability together with coverage optimization, all in all, less Capex with better results. Additionally, TIM continues with LTE network development using 700MHz, being the first company to operate with 700MHz in Brasília (DF).

As for the 3G, TIM keep improving its coverage reaching 2,878 cities or 89% of urban population in the end of first quarter of the year, an increase of 55% in terms of cities covered compared to the same period in the year before. GSM coverage remained at almost 95% of urban population.

OPERATIONAL AND MARKETING PERFORMANCE

MOBILE MARKET

MARKET PERFORMANCE

Following the trend seen during 2016, 1Q17 maintained a strong pace of clean-up actions, mainly when compared to the same period of 2016, due to multiple SIM card consolidation process.

TIM’s PERFORMANCE

TIM’s subscriber base reached 61.9 million lines by the end of 1Q17, reversing the positive result from the last quarter of 2016 and posting negative net additions of 1.5 million lines in the quarter. This performance resulted from strong clean-up actions on prepaid base, despite the positive results seen on postpaid segment that maintained a solid rhythm of net additions and totalized 445 thousand lines.

Total gross additions presented a decrease of 7.1% YoY, totaling 7.0 million lines, but with better mix of postpaid (11% vs. 10% in 1Q16).  Disconnections increased 31.5%, driven by prepaid segment, even though postpaid disconnections posted a strong reduction. Consequently, churn rate came at 13.6% in 1Q17, up from 9.5% in 1Q16.

In 1Q17, TIM accelerated its positive results in postpaid MNP compared to previous months. This improvement in performance is observed in all postpaid segments and against all other mobile players. Since the introduction of the new portfolio in November 2015, the Company has been posting positive MNP figures in postpaid segment, reverting years of negative performance.

Postpaid customer base reached 15.3 million users by the end of 1Q17, up 13.1% YoY. Net additions maintained a strong pace in the quarter, summing 445 thousand lines versus the negative performance of -33 thousand subs in 1Q16. These results confirm that managing the customer base by increasing migrations from Pre to Post and reducing churn, while focusing in bringing customers through MNP are the key levers to regain its fair share in the segment.

In the prepaid segment, TIM posted an increase in the disconnection pace, mainly due to a strong migration from prepaid clients to Controle plans and also its strict policy to maintain TIM’s base clean.

Detailing the customer base by technology:

•

Total 3G lines reached 26.8 million users, down 27.8% YoY following customers’ migration to 4G devices.

•

4G base reached 19.7 million users in 1Q17, a relevant increase of 16.8% over 4Q16 and up by 115% when compared to 1Q16. In absolute terms, the quarterly growth represents 2.8 million new 4G lines following Company’s ongoing efforts to move users to the LTE technology, in which TIM has been concentrating investments in coverage and quality.

Overall smartphone penetration reached >74% of the customer base in February/2017, an important increase of 479 bps when compared to 1Q16, as a result of the Company’s strategy of equipping its customers in order to stimulate data services penetration, especially on 4G.

FIXED BROADBAND MARKET

TIM Live ended 1Q17 with solid results in all business fronts: revenues, clients, market share and coverage. The company closed the first quarter with more than 322 thousand clients (+26% YoY) adding more than 16 thousand new clients during this period. The strong performance was driven by the quality leadership, recognized onde more by Netflix ISP ranking.

TIM Live continuously improves the quality of its services through its coverage that reaches more than 2.1 million addressable households, closing the first quarter with more than 3 thousand MSAN’s installed.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY - ENERGY CONSUMPTION

In line with its Environmental and Climate Change Management Policies guidelines, TIM considers the efficiency of energy consumption as one of its challenges that evolves according to the table below.

Description	1Q17	1Q16	% YoY
Electricity, in MWh	83,023*	97,695	-12%
Fuels, in liters (gasoline and diesel)	316,556*	384,392	-18%

(*) Data subject to change - after external verification closing

Energy efficiency is carried out through some actions such as Swap Project (replacing access equipment with more modern and efficient models), the RAN Sharing agreement (sharing model of network infrastructure with other telecom operators) and Freecooling (container ventilation system through the cooler installation in sites, which reduces the use of energy and refrigerants gases by air conditioning equipment). (Indicators EN3 and EN6, GRI G4).

From sustainability’s point of view, RAN sharing brings benefits in three dimensions: economic, environmental and social. The reduction of 90 thousand MWh in 2016 corresponded to a cost savings of approximately 140 million reais (Opex), in addition to avoid around 7 thousand tCO2 if the energy had been consumed in new non-shared towers. Also in the environmental aspect, the initiative reduces the demand for equipment and fuels for maintenance of the towers, besides allowing the reallocation of the investment for other projects, aiding in the development of telecommunications in the country.

Aware of the potential that Brazil offers in renewable energy sources, in the course of 2016 TIM installed 33 photovoltaic panels in Radio Base Stations in the North and Central-West regions, responsible for an economy of 114 thousand kWh and 72 thousand reais in 2016. The panels offer better grid stability by compensating power outages by the utility - we use the energy generated by the solar panel during the sunshine period. In 2017, the Company's goal is to install 7 new panels and monitor the performance of the panels installed in 2016, in order to understand what actions can be implemented to optimize the efficiency generated by this initiative. In addition to improved stability, solar panels represent the company's investment in renewable energy, contributing to the low-carbon economy and sustainable development.

The currently increasing research for space for the installation of antennas and telecommunications equipment associated with rapid population growth provide a competition scenario that unleashed antennas agglomerations on top of buildings, facades and metal structures. In this context, the Biosite emerged, a structure with a significant reduction in visual impact that helps harmonize with the environment and urban infrastructure. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras. At the end of 1Q17, the project reached a total of 368 activated Biosites, an increase of 238% when compared to the first quarter of 2016.

GOVERNANCE

Seeking to improve transparency and increase disclosure of governance themes, TIM presents activities carried by its Board of Directors and Committees. Find below the highlights for 1Q17:

Board of Directors Activities

o

Members: 10 members (3 independents);

o

Meetings: 4 meetings with average attendance of 80%;

o

Most relevant activities:

▪

Acknowledge about the Annual Report of the Statutory Audit Committee;

▪

Acknowledge about the release of 2017 -2019 Industrial Plan;

▪

Acknowledge about the update on the proposal to amend the General Telecommunications Law;

▪

Resolve on the proposed utilization of deferred income tax and social contribution on profits (IN CVM 371);

▪

Indication of Intelig’s Administrators;

▪

Resolve on the definition of the Company’s Risk Appetite;

▪

Resolve on the call of the Annual General Meeting of the Company;

▪

Analysis of the Financial Statements of 2016 and resolve on their submission to Annual General Meeting;

▪

Analysis of results allocation proposal and dividends distribution related to 2016 and resolve on their submission to Annual General Meeting;

▪

Analysis of the compensation proposal of the Management, of the members of the Committees and of the members of the Company's Fiscal Council, and resolve on their submission to Annual General Meeting;

▪

Analysis the extension proposal of Cooperation and Support Agreement and resolve on their submission to Annual General Meeting.

Fiscal Council Activities

o

Members: 3 members (3 independents);

o

Meetings: 1 meeting; average attendance of 100%;

o

Most relevant activities:

▪

Analysis of the Independent Audit, BDO RCS Auditores Independentes S.S., Report for the fiscal year ended December 31, 2016;

▪

Analysis of the Company's Management Report and Financial Statements for the year ended December 31, 2016;

▪

Analysis of results allocation proposal and dividends distribution related to 2016;

▪

Analysis of the proposal for the use of deferred income tax credits (IN CVM 371).

Statutory Audit Committee Activities

o

Members: 3 members (3 independents);

o

Meetings: 5 meetings; average attendance of 93%;

o

Most relevant activities:

▪

Presentation of the Report of the Internal Audit Activities carried out in 2016;

▪

Presentation of Compliance Plan for 2017;

▪

Evaluate the definition of Company’s Risk Appetite;

▪

Analysis and evaluation of the complaints received by the Company's Reporting Channel;

▪

Evaluate the Form 20-F and Reference Form (Formulário de Referência) work plan;

▪

Analysis of the proposal for the use of deferred income tax credits (IN CVM 371);

▪

Analysis of the Company’s Monthly Financial Reports;

▪

Analysis of the Independent Audit, BDO RCS Auditores Independentes S.S., Report for the fiscal year ended December 31, 2016;

▪

Analysis of the Company's Management Report and Financial Statements for the year ended December 31, 2016;

▪

Analysis of results allocation proposal and dividends distribution related to 2016;

▪

Analysis the extension proposal of Cooperation and Support Agreement;

▪

Opinion on an Agreement between Related Parties.

Compensation Committee Activities

o

Members: 3 members;

o

Meetings: 2 meeting; average attendance 83%;

o

Most relevant activities:

▪

Analysis of the Compensation Proposal of the Management, of the members of the Committees and of the members of the Company's Fiscal Council.

Control and Risk Committee Activities

o

Members: 5 members (2 independent);

o

Meetings: 3 meetings; average attendance of 80%;

o

Most relevant activities:

▪

Supervision and evaluation of Internal Audit Committee;

▪

Supervision and evaluation of Compliance works’;

▪

Analysis of Compliance Plan for 2017;

▪

Evaluate the definition of Company’s Risk Appetite.

STOCK PERFORMANCE

TIMP3 ended 1Q17 at R$10.10, an increase of 26.3% compared to 1Q16. In the same period, the Ibovespa (main Brazilian index of B3 exchange - former BM&FBovespa) appreciated 29.8%. The Company's ADRs closed 1Q17 at US$15.98, an increase of 44.5% compared to 1Q16.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2016 (1Q16) and fourth quarter of 2016 (4Q16), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephones: (+55 21) 4109-3360 / 4112-5517 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

For more information about TIM please click on this link.

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1:

 Balance Sheet

Attachment 2: Income Statements

Attachment 3:

 Cash Flow Statements

Attachment 4:

 Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

DESCRIPTION	1Q17	1Q16	% YoY	4Q16	% QoQ
R$ million					
ASSETS	**33,370**	**33,405**	**-0.1%**	**34,656**	**-3.7%**
CURRENT ASSETS	**9,059**	**10,116**	**-10.4%**	**10,107**	**-10.4%**
Cash and cash equivalents	4,056	3,838	5.7%	5,128	-20.9%
Short-term investments	5	546	-99.1%	480	-99.0%
Accounts receivable	2,914	2,819	3.4%	2,919	-0.2%
Inventories	171	182	-5.9%	144	19.1%
Indirect recoverable Taxes	662	853	-22.4%	634	4.4%
Direct recoverable Taxes	148	245	-39.6%	335	-55.8%
Prepaid expenses	716	928	-22.9%	130	448.8%
Derivative contracts	80	416	-80.8%	82	-2.8%
Leasing	3	2	47.5%	3	7.7%
Other assets	304	286	6.5%	252	20.7%
NONCURRENT	**24,311**	**23,290**	**4.4%**	**24,548**	**-1.0%**
Noncurrent assets	**2,837**	**2,805**	**1.2%**	**2,831**	**0.2%**
Long-term investments	-	-	n.a.	-	n.a.
Accounts receivable	23	26	-10.4%	24	-4.8%
Indirect recoverable Taxes	869	807	7.7%	867	0.2%
Direct recoverable Taxes	202	171	18.2%	201	0.4%
Deferred income and social contribution taxes	23	24	-5.0%	42	-45.7%
Judicial deposits	1,335	1,154	15.6%	1,294	3.1%
Prepaid expenses	53	57	-8.6%	54	-3.3%
Derivative contracts	118	354	-66.6%	134	-12.1%
Leasing	203	199	1.9%	202	0.5%
Other assets	13	12	3.7%	12	1.8%
Permanent Assets	**21,474**	**20,485**	**4.8%**	**21,717**	**-1.1%**
Property, plant and equipment	10,428	10,329	1.0%	11,085	-5.9%
Intangibles	11,046	10,156	8.8%	10,633	3.9%
LIABILITIES	**33,370**	**33,405**	**-0.1%**	**34,656**	**-3.7%**
CURRENT LIABILITIES	**6,524**	**7,157**	**-8.8%**	**7,282**	**-10.4%**
Suppliers	3,172	2,514	26.1%	3,461	-8.4%
Loans and financing	1,388	1,677	-17.2%	1,145	21.2%
Derivative contracts	31	70	-56.5%	36	-15.6%
Leasing	108	49	120.2%	97	12.1%
Salaries and related charges	246	220	11.9%	212	15.9%
Indirect taxes, charges and contributions	462	453	1.9%	453	1.9%
Direct taxes, charges and contributions	134	111	21.4%	364	-63.0%
Dividends payable	206	525	-60.7%	206	0.0%
Authorizations payable	179	473	-62.2%	486	-63.2%
Deferred Revenues	586	1,057	-44.6%	812	-27.9%
Other liabilities	12	8	56.5%	8	43.0%
NON CURRENT LIABILITIES	**9,522**	**9,557**	**-0.4%**	**10,187**	**-6.5%**
Loans and financing	5,402	5,364	0.7%	5,575	-3.1%
Derivative contracts	47	9	406.8%	45	4.3%
Leasing	1,707	1,582	7.9%	1,706	0.1%
Authorizations to pay	378	707	-46.6%	900	-58.1%
Indirect taxes, charges and contributions	0	0	48.1%	0	38.7%
Direct taxes, charges and contributions	262	245	6.8%	259	1.3%
Deferred income and social contribution taxes	105	118	-11.3%	108	-3.1%
Provision for contingencies	532	410	29.5%	478	11.1%
Pension plan	2	1	24.4%	2	0.0%
Asset retirement obligations	18	23	-22.9%	22	-16.7%
Deferred Revenues	1,038	1,066	-2.5%	1,061	-2.1%
Other liabilities	31	31	-0.1%	31	0.0%
SHAREHOLDERS' EQUITY	**17,324**	**16,691**	**3.8%**	**17,188**	**0.8%**
Capital	9,866	9,866	0.0%	9,866	0.0%
Capital reserves	1,566	1,444	8.4%	1,564	0.1%
Income reserves	5,763	5,256	9.6%	5,760	0.0%
Accumulated losses	-	-	n.a.	-	n.a.
Treasury Stocks	(3)	(3)	-8.8%	(3)	-8.8%
Net Income for the period	132	128	3.3%	-	n.a.

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

Attachment 3

TIM PARTICIPAÇÕES S.A.

Operating Free Cash Flow

Attachment 4

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 Generated from TIM’s analysis over Ookla Speedtest results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:April 27, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.